Exhibit 99.1
STATS ChipPAC Reports Second Quarter 2008 Results
Singapore — 7/29/2008, United States — 7/29/2008 — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — SGX-ST: STATSChP), a leading semiconductor test and advanced packaging service provider, today announced results for the second quarter 2008.
Tan Lay Koon, President and Chief Executive Officer of STATS ChipPAC, said, “Revenue for the second quarter of 2008 of $434.1 million increased by 17.3% over the second quarter of 2007 and by 1.6% over prior quarter. Our second quarter revenue reflected stable business across most markets despite the cautious outlook of our customers as a result of the global macroeconomic uncertainty.”
Net income for the second quarter of 2008 increased by 197.7% to $22.1 million or $0.01 per diluted ordinary share, compared to net income of $7.4 million or $0.00 per diluted ordinary share in the second quarter of 2007.
John Lau, Chief Financial Officer of STATS ChipPAC, said, “We continue to be disciplined in capital spending in the second quarter of 2008, investing approximately 14.8% of revenue compared to 15.0% in the second quarter of 2007 and 12.9% of revenue in the prior quarter. Due to the higher material and fuel cost, and Asian currencies appreciation, gross margin for the second quarter of 2008 was 17.2% compared to 18.1% in the second quarter of 2007, and 17.4% in the prior quarter. Our operating margin for the second quarter of 2008 increased to 8.1% of revenue compared to 6.3% in the second quarter of 2007, and 7.5% in the prior quarter.
Our debt balance decreased significantly in the second quarter of 2008 due to Singapore Technologies Semiconductors Pte Ltd’s conversion of its outstanding $134.5 million principal amount of our 2.5% convertible subordinated notes due 2008 into 145.1 million ordinary shares of the Company.”
Forward-looking Statements
Certain statements in this release, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this release. Factors that could cause actual results to differ include, but are not limited to, general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products such as communications equipment and personal computers; decisions by customers to discontinue outsourcing of test and packaging services; our reliance on a small group of principal customers; our continued success in technological innovations; pricing pressures, including declines in average selling prices; the consummation of our tender offer and consent solicitation in respect of our senior notes; our proposed capital reduction and cash distribution; availability of financing; prevailing market conditions; our ability to meet the applicable requirements for the termination of registration under the U.S. Securities Exchange Act of 1934, as amended; our ability to meet specific conditions imposed for the continued listing or delisting of our ordinary shares on the Singapore Exchange Securities Trading Limited (“SGX-ST”); our substantial level of indebtedness; potential impairment charges; delays in acquiring or installing new equipment; adverse tax and other financial

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com consequences if the South Korean taxing authorities do not agree with our interpretation of the applicable tax laws; our ability to develop and protect our intellectual property; rescheduling or canceling of customer orders; changes in our product mix; intellectual property rights disputes and litigation; our capacity utilization; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; changes in customer order patterns; shortages in supply of key components; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; majority ownership by Temasek Holdings (Private) Limited (“Temasek”) that may result in conflicting interests with Temasek and our affiliates; unsuccessful acquisitions and investments in other companies and businesses; labor union problems in South Korea; uncertainties of conducting business in China and other countries in Asia; natural calamities and disasters, including outbreaks of epidemics and communicable diseases; and other risks described from time to time in the Company’s SEC filings, including its annual report on Form 20-F dated March 7, 2008. We do not intend, and do not assume any obligation to update any forward-looking statements to reflect subsequent events or circumstances.
Since the beginning of fiscal 2005, we have employed quarterly and fiscal year reporting periods. Our 52-53 week fiscal year ends on the Sunday nearest and prior to December 31. Our fiscal quarters end on a Sunday and are generally thirteen weeks in length. Our second quarter of 2008 ended on June 29, 2008, while our second quarter of 2007 ended on July 1, 2007. References to “US GAAP” are to Generally Accepted Accounting Principles as practiced in the United States of America and references to “$” are to the lawful currency of the United States of America.
About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions in diverse end market applications including communications, digital consumer and computing. With global headquarters in Singapore, STATS ChipPAC has design, research and development, manufacturing or customer support offices in 10 different countries. STATS ChipPAC is listed on the SGX-ST. Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this release.
Investor Relations Contact:
Tham Kah Locke
Vice President of Corporate Finance
Tel: (65) 6824 7788, Fax: (65) 6720 7826
email: kahlocke.tham@statschippac.com
Media Contact:
Lisa Lavin
Deputy Director of Corporate Communications
Tel: (208) 939 3104, Fax: (208) 939 4817
email: lisa.lavin@statschippac.com

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

STATS ChipPAC Ltd.
Condensed Consolidated Statements of Operations
(In thousands of U.S. Dollars, except share and per share data)
(Unaudited)

	Three Months Ended		Six Months Ended
	July 1,	June 29,	July 1,	June 29,
	2007	2008	2007	2008
Net revenues	$370,183	$434,142	$760,653	$861,384
Cost of revenues	(303,236)	(359,452)	(616,147)	(712,156)

Gross profit	66,947	74,690	144,506	149,228

Operating expenses:
Selling, general and administrative	28,036	28,616	56,035	60,082
Research and development	8,985	9,279	17,170	19,284
Accelerated share-based compensation	—	1,562	—	1,562
Tender offer expenses	4,114	—	10,922	—
Held for sale asset impairment	1,725	—	1,725	—
Restructuring charges	990	—	990	900

Total operating expenses	43,850	39,457	86,842	81,828

Operating income	23,097	35,233	57,664	67,400
Other income (expenses), net	(8,503)	(4,818)	(17,222)	(10,125)

Income before income taxes	14,594	30,415	40,442	57,275
Income tax expense	(5,782)	(7,009)	(13,433)	(14,629)

Income before minority interest	8,812	23,406	27,009	42,646
Minority interest	(1,383)	(1,290)	(2,533)	(2,677)

Net income	$7,429	$22,116	$24,476	$39,969

Net income per ordinary share:
Basic	$0.00	$0.01	$0.01	$0.02
Diluted	$0.00	$0.01	$0.01	$0.02

Ordinary shares (in thousands) used in per ordinary share calculation:
Basic	2,031,435	2,118,538	2,020,633	2,085,687
Diluted	2,186,078	2,120,798	2,180,555	2,089,239

Key Ratios and Information:
Gross Margin	18.1%	17.2%	19.0%	17.3%
Operating Expenses as a % of Revenue	11.8%	9.1%	11.4%	9.5%
Operating Margin	6.3%	8.1%	7.6%	7.8%

Depreciation & Amortization, including Amortization of Debt Issuance Costs	$62,687	$72,562	$124,084	$144,825
Capital Expenditures	$55,373	$64,101	$112,159	$119,317

Share-based compensation expense included under SFAS 123(R) were as follows:
Cost of revenues	$1,069	$124	$2,557	$710
Selling, general and administrative	722	179	1,740	694
Research and development	196	34	572	173
Accelerated share-based compensation	—	1,562	—	1,562

	$1,987	$1,899	$4,869	$3,139

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

STATS ChipPAC Ltd.
Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	December 30,	June 29,
	2007	2008
		(Unaudited)
ASSETS
Current assets:
Cash, cash equivalents and marketable securities	$242,691	$272,881
Accounts receivable, net	271,360	285,777
Inventories	83,312	85,547
Other current assets	38,489	40,991

Total current assets	635,852	685,196

Marketable securities	15,296	15,437
Property, plant and equipment, net	1,276,490	1,263,302
Investment in equity investee	10,350	10,338
Goodwill and intangible assets	588,712	592,202
Other non-current assets *	70,254	62,819

Total assets	$2,596,954	$2,629,294

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$235,044	$237,600
Other current liabilities	128,417	156,662
Short-term debts	240,781	92,693

Total current liabilities	604,242	486,955
Long-term debts	423,853	413,409
Other non-current liabilities	125,093	95,079

Total liabilities	1,153,188	995,443

Minority interest	59,797	62,103

Shareholders’ equity	1,383,969	1,571,748

Total liabilities and shareholders’ equity	$2,596,954	$2,629,294

*	Includes $1.3 million and $1.6 million of non-current restricted cash as of June 29, 2008 and December 30, 2007, respectively.

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

STATS ChipPAC Ltd.
Other Supplemental Information
(Unaudited)

	2Q 2007	1Q 2008	2Q 2008
Net Revenues by Product Line
Packaging — laminate	56.0%	55.0%	57.0%
Packaging — leaded	18.6%	18.7%	17.9%
Test and other services	25.4%	26.3%	25.1%

	100.0%	100.0%	100.0%

Net Revenues by End User Market
Communications	50.0%	53.7%	52.6%
Personal Computers	14.8%	16.0%	14.3%
Consumer, Multi-applications and Others	35.2%	30.3%	33.1%

	100.0%	100.0%	100.0%

Net Revenues by Region
United States of America	71.6%	75.4%	73.1%
Europe	3.5%	3.4%	4.2%
Asia	24.9%	21.2%	22.7%

	100.0%	100.0%	100.0%

Number of Testers	912	1,041	1,020
Number of Wirebonders	3,759	4,679	4,715

Overall Equipment Utilization Rate	74%	69%	67%

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com